UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND (15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-30518

GENELINK, INC.

(Exact name of registrant as specified in its charter)

8250 Exchange Dr. Suite 120

Orlando, FL 32809

407-680-1150

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) 

Rule 12g-4(a)(2) 

Rule 12h-3(b)(1)(i) 

Rule 12h-3(b)(1)(ii) 

Rule 15d-6 

Approximate number of holders of record as of the certification or notice date:

Common Stock: 31

Pursuant to the requirements of the Securities Exchange Act of 1934, TransUnion Corp. has caused this certification /notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 25, 2015 By: /s/Bernard L. Kasten, Jr. M.D.

Title: Chief Executive Officer